Shelter Acquisition Corporation I

6 Midland Street #1726

Quogue, New York 11959

May 28, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Division of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shelter Acquisition Corporation I

Amendment No. 5 to Registration Statement on Form S-1

Filed May 25, 2021

File No. 333-253213

Ladies and Gentlemen:

This letter sets forth the response of Shelter Acquisition Corporation I (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated May 26, 2021, with respect to the above referenced Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-253213) (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 6 to the Registration Statement (the “Amendment”) with this letter, which reflects these revisions and updates certain other information.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Amendment No. 5 to Registration Statement on Form S-1 filed May 25, 2021

General

Comment: We note your disclosure that certain "anchor investors" have indicated an interest to purchase up to a specific amount of common stock in the offering. Please identify these investors. In addition, please also file the form of agreement between the anchor investors and sponsor, which gives the investors an indirect ownership interest in founder shares, as an exhibit to the registration statement. Further, please include risk factor disclosure that the anchor investors’ indirect interest in founder shares held by the sponsor may provide an incentive to vote in favor of any business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe the identity of the anchor investors is material to investors in the offering. As provided in the Registration Statement, although the anchor investors have expressed an interest to acquire units in the offering, there can be no assurance that any of the anchor investors will actually acquire any units in the offering. The anchor investors’ participation is at their discretion and the amount of units, if any, that they may acquire in the offering is subject to the allocation offered to each anchor investor by the underwriters. Further, unlike some anchor investor arrangements of other blank check companies, none of the anchor investors in this offering has an obligation to continue owning any units, public shares or warrants following the closing and may no longer be an investor in the Company at the time our stockholders vote on our initial business combination. Accordingly, we believe that naming any anchor investor may have the unintended effect of misleading investors as to the expected post-offering ownership of the Company and the ability of the Company to complete its initial business combination. While the Company acknowledges that it is possible for our sponsor and the anchor investors (assuming they purchase all of the approximately $100 million of units for which they have collectively expressed an interest) to approve an initial business combination without the affirmative vote of any other public stockholder, none of the anchor investors has an obligation to vote any of their public shares (whether acquired in the offering or in the market after the offering) in favor of our initial business combination. We note that none of the anchor investors is affiliated with any member of our management or our sponsor, and none of the anchor investors is affiliated with any other anchor investor. The negotiations between our sponsor and each anchor investor were separate and there are no arrangements or understandings among the anchor investors with regard to voting, including voting with respect to the initial business combination. As a result, whether an anchor investor votes for or against a business combination is uncertain and it is possible that the anchor investors do not vote uniformly. Based on the foregoing, the Company has not identified the anchor investors in the Registration Statement, but has revised the disclosure on pages 16, 17, 23, 31, 68, 69, 93, 117 and 118 of the Amendment to clarify the foregoing. Additionally, the Company has filed the form of investment agreement among certain members of our sponsor, our sponsor and each anchor investor as Exhibit 10.9 to the Amendment, and included revised risk factors on pages 43 and 46 of the Amendment regarding the potential misalignment of interests between the anchor investors and the public stockholders resulting from the anchor investors indirectly owning an interest in the founder shares.

* * * * *

Securities and Exchange Commission
May 28, 2021

Thank you for your attention to our amendment and these responses. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or Debbie P. Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Sincerely,

/s/ Danion Fielding
Danion Fielding Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Debbie P. Yee, P.C.
Kirkland & Ellis LLP
E. Ramey Layne
Scott D. Rubinsky
Vinson & Elkins L.L.P.